Mercedes-Benz Auto Lease Trust 2016-A
Investor Report

Collection Period Ended   30-Apr-2017

Amounts in USD

Dates

Collection Period No.		14			
Collection Period (from... to)		1-Apr-2017	30-Apr-2017		
Determination Date		11-May-2017			
Record Date		12-May-2017			
Payment Date		15-May-2017			
Interest Period of the Class A-1, A-2b Notes (from... to)		17-Apr-2017	15-May-2017	Actual/360 Days	28
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 5/15/201		15-Apr-2017	15-May-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	280,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	429,000,000.00	206,227,504.69	178,664,020.78	27,563,483.91	64.250545	0.416466
Class A-2B Notes	184,000,000.00	88,451,890.11	76,629,789.78	11,822,100.33	64.250545	0.416466
Class A-3 Notes	325,000,000.00	325,000,000.00	325,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	79,930,000.00	79,930,000.00	79,930,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,297,930,000.00**	**699,609,394.80**	**660,223,810.56**	**39,385,584.24**		
Overcollateralization	262,079,098.90	279,241,629.20	279,241,629.20			
Total Securitization Value	**1,560,009,098.90**	**978,851,024.00**	**939,465,439.76**			
present value of lease payments	546,777,200.24	209,300,961.35	189,910,432.69			
present value of Base Residual Value	1,013,231,898.66	769,550,062.65	749,555,007.07			

	Amount	Percentage
Initial Overcollateralization Amount	262,079,098.90	16.80%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	279,241,629.20	17.90%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	263,641,538.18	16.90%
Current Overcollateralization Amount	279,241,629.20	17.90%

Mercedes-Benz Auto Lease Trust 2016-A
Investor Report

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.650000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.340000%	230,287.38	0.536800	27,793,771.29	64.787346
Class A-2B Notes	1.553890%	106,901.28	0.580985	11,929,001.61	64.831530
Class A-3 Notes	1.520000%	411,666.67	1.266667	411,666.67	1.266667
Class A-4 Notes	1.690000%	112,568.08	1.408333	112,568.08	1.408333
Total		**861,423.41**		**$40,247,007.65**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,482,008,643.96**	**900,850,569.06**	**861,464,984.82**

Available 2016-A Collections

Lease Payments Received	17,948,592.10
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,131,522.24
Net Sales Proceeds-scheduled terminations	10,151,498.47
Excess wear and tear included in Net Sales Proceeds	75,624.49
Excess mileage included in Net Sales Proceeds	204,518.48
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	18,196.96
Total Available Collections	**45,249,809.77**

Distribution on the Exchange Note

(1) Total Servicing Fee		815,709.19
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(1.70%)	1,276,204.97
(3) Exchange Note Principal Distributable Amount		39,385,584.24
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		3,772,311.37
Total Distribution		**45,249,809.77**

Available Funds ABS Notes

Total Exchange Note Payments	40,661,789.21
Reserve Account Draw Amount	0.00
Total Available Funds	**40,661,789.21**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	861,423.41
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	39,385,584.24
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	414,781.56
Total Distribution	**40,661,789.21**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	815,709.19	815,709.19	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	861,423.41	861,423.41	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	230,287.38	230,287.38	0.00
thereof on Class A-2B Notes	106,901.28	106,901.28	0.00
thereof on Class A-3 Notes	411,666.67	411,666.67	0.00
thereof on Class A-4 Notes	112,568.08	112,568.08	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	861,423.41	861,423.41	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	39,385,584.24	39,385,584.24	0.00
Principal Distribution Amount	39,385,584.24	39,385,584.24	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,900,022.75
Reserve Fund Amount - Beginning Balance	3,900,022.75
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,384.90
minus Net Investment Earnings	1,384.90
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,900,022.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,384.90
Net Investment Earnings on the Exchange Note	
Collection Account	16,812.06
Investment Earnings for the Collection Period	18,196.96

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,560,009,098.90	37,427
Securitization Value beginning of Collection Period	978,851,024.00	26,761
Principal portion of lease payments	13,450,892.02	
Terminations- Early	14,578,016.48	
Terminations- Scheduled	8,210,572.33	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,146,103.41	
Securitization Value end of Collection Period	939,465,439.76	25,967

Pool Factor	60.22%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.45	11.95
Weighted Average Seasoning (months)	12.34	24.42
Aggregate Base Residual Value	1,158,924,346.82	802,795,743.28
Cumulative Turn-in Ratio		92.33%
Proportion of base prepayment assumption realized life to date		65.51%
Actual lifetime prepayment speed		0.56%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	935,865,522.24	25,879	99.62%
31-60 Days Delinquent	2,453,945.61	64	0.26%
61-90 Days Delinquent	923,744.66	19	0.10%
91-120 Days Delinquent	222,227.25	5	0.02%
Total	939,465,439.76	25,967	100.00%

Delinquency Trigger		**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.122%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	909,470.94	22	15,914,855.60	399
Liquidation Proceeds	463,598.43		11,592,719.46	
Recoveries	418,040.69		2,586,249.13	
Principal Net Credit Loss / (Gain)	27,831.82		1,735,887.01	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.035%	
Prior Collection Period	0.163 %	
Second Prior Collection Period	0.256 %	
Third Prior Collection Period	0.183 %	
Four Month Average	0.159%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.111%

Average Net Credit Loss / (Gain)   4,350.59

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	25,025,221.28	772	358,316,904.64	11,059
Sales Proceeds and Other Payments Received	25,045,848.04		352,940,287.43	
Residual Loss / (Gain)	(20,626.76)		5,376,617.21	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.026)%	
Prior Collection Period	0.223 %	
Second Prior Collection Period	1.055 %	
Third Prior Collection Period	1.407 %	
Four Month Average	0.665%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.345%

Average Residual Loss / (Gain)   486.18